news release

ArcelorMittal extends conversion date for $1bn mandatory convertible bond

Luxembourg, 20 December 2012 – ArcelorMittal announces the extension of the conversion date for the $1bn privately placed mandatory convertible bond (MCB) issued on 28 December 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on 18 December 2012.

The mandatory conversion date of the bond has been extended to 31 January 2014. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed.

The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental, both of which are held by ArcelorMittal subsidiaries.